Phoenix Life and Annuity Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com*

1-800-541-0171

May 6, 2014

Dear Valued Customer:

Background

This notice provides current information about your Phoenix Life and Annuity Company (the “Company” and “we”) variable life insurance policy (“policy” and “contract”). As we previously disclosed to you, the Company determined that certain of its previously issued financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) should no longer be relied upon and should be restated to correct errors in those financial statements (the “GAAP restatement”). The GAAP restatement is complete, In addition to this notice, you will receive the updated full or summary prospectuses for the underlying funds available through the variable investment options in which your contract value is invested, and the audited financial statements of the separate account funding the contract for the year ended December 31, 2013. You will also receive, when completed, the Company’s audited financial statements for the year ended December 31, 2013 prepared in accordance with GAAP.

The Company’s variable products are no longer offered. This cessation of new sales was instituted prior to and unrelated to the determination to restate the previously issued financial statements. Existing contract owners at that time, however, have been permitted to exercise rights provided by their contracts, including the right to make additional premium payments into these life insurance contracts registered with the Securities and Exchange Commission (“SEC”).

You may continue to make transactions according to the terms of your contract. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your policy or contract is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third parties who provide services essential to your contract.

GAAP Restatement

As we previously disclosed to you, we have determined that the Company’s historic audited annual financial statements and the unaudited financial statements for the periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of GAAP, should no longer be relied upon and should be restated because of certain errors in those financial statements.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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The errors that resulted in the GAAP restatement have been classified by the Company in the following major categories: actuarial finance, investments, and cash flows and changes in classification. As a result of the errors noted above, management identified material weaknesses in our internal control over financial reporting. As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2012. Further, the Company’s ultimate parent, The Phoenix Companies, Inc. (“PNX”), has concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012. These material weaknesses have not been fully remediated as of the date of this notice.

Audited Statutory Financial Statements

The Company is required to file annual audited financial statements prepared in accordance with the Statement of Statutory Accounting Principles (“STAT”) with its applicable state insurance regulators. The Company was not able to timely file these audited STAT financial statements for the year ended December 31, 2012 (“2012 Audited STAT Financial Statements”) as a result of the GAAP restatement. These regulators may take regulatory action against the Company as a result. The Company has requested and received extensions of the due date for its annual audited STAT financial statements for the year ended December 31, 2012 from its state insurance regulators where it is domesticated. The Company filed the annual audited STAT financial statements for the year ended December 31, 2012 on May 1, 2014, which did not materially vary from the unaudited STAT financial statements for the full year 2012 previously filed by the Company.

Unaudited STAT Financial Statements; Restated Audited GAAP Financial Statements

Unaudited STAT financial results for the first, second and third quarters of 2013, and full year 2013 were filed on time with the applicable state insurance regulators and are posted on our website at www.phoenixwm.com* under “Investor Relations.” The Company advises that its 2013 annual unaudited statutory financial results should be relied upon as the most current assessment of the Company’s financial condition. In addition, the Company’s 2012 audited GAAP financial statements containing financial statements for the years ended December 31, 2012, 2011 and 2010, which years ended December 31, 2011 and 2010 are presented on a restated basis, is available and posted on our website at www.phoenixwm.com* under “Products/Product Prospectuses.”

The Company notes that its STAT financial statements are not indicative of, and are not a replacement for, its GAAP results. Variances between the Company’s STAT financial statements and its GAAP financial statements are likely to be material due to differences between STAT and GAAP accounting principles.

Administrative Settlement with SEC on Delayed Filings

On February 12, 2014, The Phoenix Companies, Inc. (“PNX”) and its indirect subsidiary, PHL Variable Insurance Company (“PHL Variable”), an affiliate of the Company, submitted an Offer of Settlement with the SEC pursuant to which PNX and PHL Variable consented to the issuance of the form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order (the “Order”). The Order was approved by the SEC on March 21, 2014. Pursuant to the Order, PNX and the PHL Variable have been directed to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX was required by the Order to file its 2012 Annual Report on Form 10-K with the SEC by March 31, 2014. PNX filed its 2012 Annual Report on Form 10-K before the opening of the market on April 1, 2014. Further, pursuant to the Order, PNX was required to file its

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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Quarterly Report on Form 10-Q for the period ended September 30, 2012 (“PNX Third Quarter 2012 Form 10-Q”) with the SEC on or before April 15, 2014 and PHL Variable was required to file its 2012 Annual Report on Form 10-K (the “PHL Variable 2012 Form 10-K”) with the SEC on or before April 15, 2014 and PHL Variable was required to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 (the “PHL Variable Third Quarter 2012 Form 10-Q”) by April 30, 2014. The PNX Third Quarter 2012 Form 10-Q was filed with the SEC on April 23, 2014. The PHL Variable 2012 Form 10-K was filed with the SEC on April 25, 2014. The PHL Variable Third Quarter 2012 Form 10-Q was filed with the SEC on April 30, 2014

In addition, PNX and PHL Variable agreed to perform certain undertakings, including for PNX and PHL Variable to file their 2013 Forms 10-K by no later than June 4, 2014 and July 3, 2014, respectively. Also pursuant to the undertakings, PNX and PHL Variable would file their 2013 Forms 10-Q after the filing of their 2013 Forms 10-K. PNX intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending June 30, 2014. PHL Variable intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending September 30, 2014. Finally, PNX and PHL Variable each paid a civil monetary penalty in the amount of $375,000 to the United States Treasury following the entry of the Order.

The SEC has a broad range of potential actions that may be taken against PNX and PHL Variable for failure to comply with the undertakings noted above. Further, PNX is providing the SEC certain information and documentation regarding the GAAP restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential regulatory action.

Risk Factors Related to the GAAP Restatement

There are risk factors related to the GAAP restatement, the Company’s failure to file audited STAT financial statements with insurance regulators and our internal control over financial reporting. These risk factors include, but are not limited to: that we may fail to remediate material weaknesses in our internal control over financial reporting and other material weaknesses may be identified in the future, which would adversely affect the accuracy and timing of our financial reporting; the extraordinary processes undertaken to effect the restatement may not have been adequate to identify and correct all errors in our historical financial statements and, as a result, we may discover additional errors and our financial statements remain subject to the risk of future restatement; our failure to have current financial information available; the risk arising from a failure by PNX or PHL Variable to comply with the filing deadlines included in the Order, including that the SEC may seek sanctions against or deregister the PHL Variable and PNX; the risk arising from the need to solicit additional consents from PNX bondholders if PNX does not file its delayed SEC filings by March 16, 2015, the extended deadline for providing these delayed SEC filings to the bond trustee for PNX’s outstanding 7.45% Quarterly Interest Bonds Due 2032; that PNX may fail to satisfy its NYSE listing requirements; the outcome of any litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the restatement and the failure by the Company, PHL Variable and PNX to file SEC registration statements or reports on a timely basis; possible further downgrades or withdrawals of our financial strength credit ratings, which could increase policy surrenders and withdrawals, adversely affect our relationships with distributors, reduce new sales, limit our ability to trade in derivatives and increase our costs of, or reduce our access to, future borrowings; the possible inability to hedge our positions due to our inability to replace hedges as a result of our credit rating; the incurrence of significant GAAP restatement-related expenses; diversion of management and other human resources attention from the operation of our business; our inability to issue any new SEC-registered product offerings for offer and sale with the SEC under the Securities Act or Investment Company Act until we have filed the delayed SEC filings and are otherwise current with our relevant SEC filing obligations; risks associated with PNX’s failure to file its delayed SEC filings and otherwise

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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become current with its relevant SEC filing obligations; and risks associated with our failure to file certain reports with state regulatory authorities.

We encourage you to contact us at 1-800-541-0171 if you have any questions about making transactions under your contract.

Update regarding the federal Defense of Marriage Act

As a result of a June 2013 decision by the United States Supreme Court in the case of United States v. Windsor, a portion of the federal “Defense of Marriage Act” was ruled unconstitutional. The prior section had provided that federal statutes could not recognize same-sex marriages. With this decision striking down the prior law, valid same-sex marriages are now recognized under federal law and any options afforded by the federal tax law to a spouse under Section 72(s) and 401(a)(9) of the Internal Revenue Code are now available to all spouses, including same-sex spouses.

On August 29, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same-sex marriages for all federal tax purposes. If a couple is married in a jurisdiction (including foreign country) that permits same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the state law in the jurisdiction where the couple resides. The IRS further indicated that civil unions and registered domestic partnerships are not marriages for federal tax purposes.

On April 4, 2014, the IRS issued Notice 2014-19, further providing guidance on the application and retroactive application of the Windsor decision to qualified retirement plans. To the extent that this annuity contract has been issued in connection with such a qualified retirement plan, the Notice should be reviewed by the Plan Administrator, to determine whether a Plan Amendment is needed. Notice 2014-19 does not impact non-qualified annuity contracts or contracts issued in connection with Individual Retirement Accounts.

The action by the IRS and the United States Supreme Court does not impact state laws. Thus, for state law purposes, a couple will only be married if permitted under that state’s laws. Thus, a couple could be married for federal tax purposes but not for state law purposes.

Please note that further legal developments may occur that would impact same-sex civil union couples, domestic partners and spouses. All individuals should contact their tax advisors regarding their personal tax situations.

Litigation and arbitration

The Company is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming the Company as a defendant ordinarily involves our activities as an insurer, employer, investor, investment advisor or taxpayer.

It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on the financial condition of the

Company. However, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the results of operations or cash flows in particular quarterly or annual periods.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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SEC Cease-and-Desist Order

On February 12, 2014, PNX and PHL Variable submitted an Offer of Settlement with the SEC pursuant to which PNX and PHL Variable consented to the issuance of the form of an Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, making Findings, and Imposing a Cease-and-Desist Order (the “Order”). The Order was approved by the SEC on March 21, 2014. Pursuant to the Order, PNX and PHL Variable have been directed to cease and desist from committing or causing any violations and any future violations of Section 13(a) of the Exchange Act and Rules 13a-1, 13a-13 thereunder and Section 15(d) of the Exchange Act and Rules 15d-1 and 15d-13 thereunder. PNX was required by the Order to file its 2012 Annual Report on Form 10-K with the SEC by March 31, 2014. PNX filed its 2012 Annual Report on Form 10-K before the opening of the market on April 1, 2014. Further, pursuant to the Order, PNX was required to file its the PNX Third Quarter 2012 Form 10-Q with the SEC on or before April 15, 2014 and PHL Variable was required to file its the PHL Variable 2012 Form 10-K with the SEC on or before April 15, 2014. The PNX Third Quarter 2012 Form 10-Q was filed with the SEC on April 23, 2014. The PHL Variable 2012 Form 10-K was filed with the SEC on April 25, 2014. The PHL Variable Third Quarter 2012 Form 10-Q was filed with the SEC on April 30, 2014.

In addition, PNX and PHL Variable agreed to perform certain undertakings, including for PNX and PHL Variable to file their 2013 Forms 10-K by no later than June 4, 2014 and July 3, 2014 respectively. Also pursuant to the undertakings, PNX and PHL Variable would file their 2013 Forms 10-Q after the filing of their 2013 Forms 10-K. PNX intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending June 30, 2014. PHL Variable intends to become timely with its periodic filings under the Exchange Act with the filing of its Quarterly Report on Form 10-Q for the period ending September 30, 2014. Finally, PNX and the Company each paid a civil monetary penalty in the amount of $375,000 to the United States Treasury following the entry of the Order.

The SEC has a broad range of potential actions that may be taken against PNX and PHL Variable for failure to comply with the undertakings noted above. Further, PNX is providing the SEC certain information and documentation regarding the restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential regulatory action.

Regulatory matters

State regulatory bodies, the SEC, the Financial Industry Regulatory Authority, the IRS and other regulatory bodies regularly make inquiries of us and, from time to time, conduct examinations or investigations concerning our compliance with laws and regulations related to, among other things, our insurance and broker-dealer subsidiaries, securities offerings and registered products. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted. Further, PNX is providing to the SEC certain information and documentation regarding the restatement and the staff of the SEC has indicated to PNX that the matter remains subject to further investigation and potential further regulatory action. We cannot predict the outcome of any of such investigations or actions related to these or other matters.

Regulatory actions may be difficult to assess or quantify. The nature and magnitude of their outcomes may remain unknown for substantial periods of time. It is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses. Based on current information, we believe that the outcomes of our regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on our financial condition. However, given the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our financial statements in particular quarterly or annual periods.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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State Insurance Department Examinations

During 2012 and 2013, the Connecticut Insurance Department conducted its routine financial examination of the Company and two other Connecticut-domiciled insurance affiliates. A report from the Connecticut Insurance Department is expected in 2014.

In 2013, the Connecticut Insurance Department commenced a market conduct examination of the Company and two other Connecticut-domiciled insurance affiliates The report from this examination will also be available in 2014.

Unclaimed Property Inquiries

In late 2012, PNX, the Company and their affiliates received separate notices from Unclaimed Property Clearing House (“UPCH”) and Kelmar Associates, LLC (“Kelmar”) that UPCH and Kelmar had been authorized by the unclaimed property administrators in certain states to conduct unclaimed property audits. The audits began in 2013 and are being conducted on the PNX enterprise with a focus on death benefit payments; however, all amounts owed by any aspect of the PNX enterprise are also a focus. This includes any payments to vendors, brokers, former employees and shareholders. UPCH represents thirty-three states, and the District of Columbia and Kelmar represents six states.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, future events, transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and in accordance with the administrative order entered by the SEC with respect to PHL Variable and PNX, and otherwise in accordance with law, the outcome of litigation and claims as well as regulatory examinations, investigations, proceedings and orders arising out of the GAAP restatement and the failure by PHL Variable and PNX to file SEC reports on a timely basis, potential penalties that may result from failure to file statutory financial statements with state insurance regulators and failure to comply with the Order. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, , whether existing systems and processes can be timely updated, supplemented or replaced, whether additional filings may be necessary in connection with the GAAP restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

*	This is intended as an inactive textual reference only.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLIC is only authorized to conduct business in ME and NY. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA. Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102

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